UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.   20549

SCHEDULE 14A

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant   ☒

Filed by a party other than the Registrant   ☐

Check the appropriate box:

    ☐   Preliminary Proxy Statement

    ☐   Confidential, for the use of the Commission only (as permitted by Rule 14a-6(e)(2))

    ☐   Definitive Proxy Statement

    ☒   Definitive Additional Materials

    ☐   Soliciting Material Pursuant to §240.14a-12

PHARMACYCLICS, INC.

(Name of Registrant as Specified in its Charter)

Payment of Filing Fee (Check the appropriate box):

    ☒   No fee required.

    ☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

          1.   Title of each class of securities to which transaction applies:

          2.   Aggregate number of securities to which transaction applies:

          3.   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

          4.   Proposed maximum aggregate value of transaction:

          5.   Total fee paid:

    ☐   Fee paid previously by written preliminary materials.

    ☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          1.   Amount Previously Paid:

          2.   Form, Schedule or Registration Statement No.:

          3.   Filing Party:

          4.   Date Filed:





PHARMACYCLICS, INC.

**** IMPORTANT NOTICE ****

Regarding the Availability of Proxy Materials

You are receiving this communication because you hold shares in the above company, and the materials you should review before you cast your vote are now available.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

BROADRIDGE FINANCIAL SOLUTIONS, INC.

1981 MARCUS AVE.
LAKE SUCCESS, NY 11042
USA

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BROADRIDGE
FINANCIAL SOLUTIONS, INC.
ATTENTION:
TEST PRINT
51 MERCEDES WAY
EDGEWOOD, NY
11717

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Stockholder Meeting to be held on 12/12/08

Proxy Materials Available

- Notice and Proxy Statement
- Annual Report

PROXY MATERIALS - VIEW OR RECEIVE

You can choose to view the materials online or receive a paper or e-mail copy. There is NO charge for requesting a copy. Requests, instructions and other inquiries will NOT be forwarded to your investment advisor.

To facilitate timely delivery please make the request as instructed below on or before 11/28/08.

HOW TO VIEW MATERIALS VIA THE INTERNET

Have the 12 Digit Control Number(s) available and visit: www.proxyvote.com

HOW TO REQUEST A COPY OF MATERIALS

1) BY INTERNET - www.proxyvote.com
2) BY TELEPHONE - 1-800-579-1639
3) BY E-MAIL* - sendmaterial@proxyvote.com

*If requesting materials by e-mail, please send a blank e-mail with the 12 Digit Control Number (located on the following page) in the subject line.

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See the Reverse Side for Meeting Information and Instructions on How to Vote

Meeting Information

Meeting Type:	Annual
Meeting Date:	12/12/08
Meeting Time:	12:00 Noon
For holders as of:	10/20/08

Meeting Location:

The Grand Hotel
865 West El Camino Real
Sunnyvale, CA 94087

How To Vote



Vote In Person

Should you choose to vote these shares in person at the meeting you must request a "legal proxy." To request a legal proxy please follow the instructions at www.proxyvote.com or request a paper copy of the materials. Many stockholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance.



Vote By Internet

To vote *now* by Internet, go to **WWW.PROXYVOTE.COM.** Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your notice in hand when you access the web site and follow the instructions.

Voting items

This proxy, when properly executed, will be voted as specified below. If no specification is made, this Proxy will be voted FOR the election of the directors listed below and FOR the other proposals.

A Election of Directors

1. The Board of Directors recommends a vote FOR each of the directors listed below. To elect the following directors to serve until the next annual meeting of stockholders or until their successors are duly entitled and qualified.

Nominees:

1a. Cynthia C. Bambad, Ph.D.

1b. Robert W. Duggan

1c. James L. Knighton

1d. Minesh P. Mehta, M.D.

1e. Glenn C. Rice, Ph.D.

1f. David D. Smith, Ph.D.

The Board of Directors recommends a vote FOR the following proposals:

2. to amend the Company's Amended and Restated Certificate of Incorporation to increase the total number of authorized shares of the Company's Common Stock from 49,000,000 to 100,000,000;

3. to amend the Company's 2004 Equity Incentive Award Plan (the "2004 Plan") in order to increase the total number of shares of Common Stock authorized for issuance over the term of the 2004 Plan by an additional 3,000,000 shares; and

4. to amend and restate the Company's Employee Stock Purchase Plan (the "Purchase Plan") to increase the maximum number of shares available for issuance under the Purchase Plan by an additional 300,000 shares and to make certain other amendments to the Purchase Plan; and

5. to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2009.

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BROADRIDGE
FINANCIAL SOLUTIONS, INC.
ATTENTION:
TEST PRINT
51 MERCEDES WAY
EDGEWOOD, NY
11717

*****ACCOUNT
23,456,789,012.00000
GS2 716933106
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10 000000000110

Voting Instructions

IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS.

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